UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 7)

Under the Securities Exchange Act of 1934

Enstar Group Limited

(Name of Issuer)

Ordinary Shares, par value $1.00 per share

(Title of Class of Securities)

G3075 P101

(CUSIP Number)

Patrice Walch-Watson

Canada Pension Plan Investment Board

One Queen Street East, Suite 2500

Toronto, ON M5C 2W5 Canada

(416) 868-4075

Poul Winslow

One Queen Street East, Suite 2500

Toronto, ON M5C 2W5 Canada

(416) 868-4075

R. Scott Lawrence

One Queen Street East, Suite 2500

Toronto, ON M5C 2W5 Canada

(416) 868-4075

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 15, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. G3075 P101

1	Name of reporting person. Canada Pension Plan Investment Board
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or place of organization Canada
Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,501,211 shares
	8	Shared voting power 0 shares
	9	Sole dispositive power 1,501,211 shares
	10	Shared dispositive power 0 shares
11

Aggregate amount beneficially owned by each reporting person

1,501,211 shares (excluding 741,735 shares held indirectly through CPPIB Epsilon Ontario Limited Partnership, 404,771 Series E non-voting convertible ordinary shares held directly by Canada Pension Plan Investment Board and 1,192,941 Series C non-voting convertible ordinary shares held directly by Canada Pension Plan Investment Board)

12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 8.4% (excluding 4.1% of the class held indirectly through CPPIB Epsilon Ontario Limited Partnership)(1)
14	Type of reporting person (see instructions) CO

(1)	Calculated based on the 17,945,510 Ordinary Shares outstanding as of June 12, 2018, according to information provided by the Issuer to the Reporting Persons.

CUSIP No. G3075 P101

1	Name of reporting person. CPPIB Epsilon Ontario Limited Partnership
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or place of organization Canada
Number of shares beneficially owned by each reporting person with	7	Sole voting power 741,735 shares(2)
	8	Shared voting power 0 shares
	9	Sole dispositive power 741,735 shares(2)
	10	Shared dispositive power 0 shares
11	Aggregate amount beneficially owned by each reporting person 741,735 shares(2)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 4.1% (2) (3)
14	Type of reporting person (see instructions) PN

(2)	Represents Ordinary Shares directly held by CPPIB Epsilon Ontario Limited Partnership, over which CPPIB Epsilon Ontario Trust, as general partner, holds all voting and disposition rights.
(3)	Calculated based on the 17,945,510 Ordinary Shares outstanding as of June 12, 2018, according to information provided by the Issuer to the Reporting Persons.

CUSIP No. G3075 P101

1	Name of reporting person. CPPIB Epsilon Ontario Trust
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or place of organization Canada
Number of shares beneficially owned by each reporting person with	7	Sole voting power 741,735 shares(4)
	8	Shared voting power 0 shares
	9	Sole dispositive power 741,735 shares(4)
	10	Shared dispositive power 0 shares
11	Aggregate amount beneficially owned by each reporting person 741,735 shares(4)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 4.1% (4)(5)
14	Type of reporting person (see instructions) OO

(4)	Represents Ordinary Shares directly held by CPPIB Epsilon Ontario Limited Partnership, over which CPPIB Epsilon Ontario Trust, as general partner, holds all voting and disposition rights.

(5)	Calculated based on the 17,945,510 Ordinary Shares outstanding as of June 12, 2018, according to information provided by the Issuer to the Reporting Persons.

CUSIP No. G3075 P101

1	Name of reporting person. Poul Winslow
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or place of organization Denmark
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0 shares
	8	Shared voting power 741,735 shares(6)
	9	Sole dispositive power 0 shares
	10	Shared dispositive power 741,735 shares(6)
11	Aggregate amount beneficially owned by each reporting person 741,735 shares(6)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 4.1%(6)(7)
14	Type of reporting person (see instructions) IN

(6)	Represents Ordinary Shares directly held by CPPIB Epsilon Ontario Limited Partnership, over which CPPIB Epsilon Ontario Trust, as general partner, holds all voting and disposition rights.
(7)	Calculated based on the 17,945,510 Ordinary Shares outstanding as of June 12, 2018, according to information provided by the Issuer to the Reporting Persons.

CUSIP No. G3075 P101

1	Name of reporting person. R. Scott Lawrence
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or place of organization Canada
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0 shares
	8	Shared voting power 741,735 shares(8)
	9	Sole dispositive power 0 shares
	10	Shared dispositive power 741,735 shares(8)
11	Aggregate amount beneficially owned by each reporting person 741,735 shares(8)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 4.1%(8)(9)
14	Type of reporting person (see instructions) IN

(8)	Represents Ordinary Shares directly held by CPPIB Epsilon Ontario Limited Partnership, over which CPPIB Epsilon Ontario Trust, as general partner, holds all voting and disposition rights.
(9)	Calculated based on the 17,945,510 Ordinary Shares outstanding as of June 12, 2018, according to information provided by the Issuer to the Reporting Persons.

Explanatory Note

This Amendment No. 7 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission on June 3, 2015, as amended on August 28, 2015, March 4, 2016, May 16, 2016, September 15, 2016, November 23, 2016 and April 20, 2018 (as so amended, the “Original Schedule 13D”) to provide updating information. This Amendment is being filed on behalf of Canada Pension Plan Investment Board (“CPPIB”), CPPIB Epsilon Ontario Limited Partnership, the CPPIB Epsilon Ontario Trust, Poul Winslow and R. Scott Lawrence (together, the “Reporting Persons”).

Information reported in the Original Schedule 13D remains in effect except to the extent that it is amended or superseded by information contained in this Amendment.

Item 2.	Identity and Background

The last paragraph of Item 2 of the Original Schedule 13D is hereby amended and replaced with the following, and Schedule I of the Original Schedule 13D is hereby amended and replaced with Schedule I attached hereto:

In accordance with the provisions of General Instruction C to Schedule 13D, with respect to each Reporting Person, information concerning the name, business address, principal occupation and citizenship of its general partners, executive officers and board of directors and each person controlling such Reporting Person (collectively, the “Covered Persons”), required by Item 2 of Schedule 13D, is provided on Schedule I and is incorporated by reference herein. To the Reporting Persons’ knowledge, none of the Covered Persons listed on Schedule I has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of the Transaction

The first paragraph of Item 4 is hereby amended and restated as follows:

The Reporting Persons acquired the securities of the Issuer for investment purposes as part of their ordinary business and investing activities. CPPIB has a right to nominate a representative of CPPIB to the Board of Directors of the Issuer (the “Board”) (pursuant to the Shareholder Rights Agreement, as defined and described in Item 4(d)).

The Reporting Persons intend to monitor and evaluate their investment on an ongoing basis and expect regularly to review and consider alternative ways of maximizing their return on such investment. Subject to market conditions, valuations, regulatory approvals and any other approvals, the Reporting Persons may acquire additional securities of the Issuer or dispose of securities of the Issuer in open market transactions, privately negotiated transactions, or otherwise.

In exploring ways to maximize the return on their investment, and as part of their ongoing investment activities, the Reporting Persons may engage in discussions with representatives of the Issuer and/or with other holders of the Issuer’s securities and, from time to time, suggest or take a position regarding, or participate in, a variety of matters relating to the Issuer, which may include, among other things, the Issuer’s operations, management, corporate governance, capital structure or its control, strategic alternatives and direction. To facilitate their consideration of such matters, the Reporting Persons may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons will likely take some or all of the foregoing steps at preliminary stages in their consideration of various possible courses of action, before forming any intention to pursue any particular plan or direction.

The Reporting Persons may, at any time, and from time to time, (i) review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto and (ii) consider or propose one or more of the actions described in subparagraphs (a) – (j) of this Item 4.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 15, 2018
Date

CANADA PENSION PLAN INVESTMENT BOARD

/s/ Patrice Walch-Watson
Signature

Patrice Walch-Watson, Senior Managing Director, General Counsel & Corporate Secretary
Name/Title

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)

[Signature Page to Schedule 13D/A re: Enstar Group]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 15, 2018
Date

CPPIB EPSILON ONTARIO LIMITED PARTNERSHIP

/s/ Poul Winslow
Signature

Poul Winslow, Trustee of CPPIB Epsilon Ontario Trust (the General Partner)
Name/Title

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

[Signature Page to Schedule 13D/A re: Enstar Group]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 15, 2018
Date

CPPIB EPSILON ONTARIO TRUST

/s/ Poul Winslow
Signature

Poul Winslow, Trustee
Name/Title

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

[Signature Page to Schedule 13D/A re: Enstar Group]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 15, 2018
Date

POUL WINSLOW

/s/ Poul Winslow
Signature

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)

[Signature Page to Schedule 13D/A re: Enstar Group]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 15, 2018
Date

R. SCOTT LAWRENCE

/s/ R. Scott Lawrence
Signature

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)

[Signature Page to Schedule 13D/A re: Enstar Group]

Schedule 1

The following sets forth the name, business address, and present principal occupation and citizenship of each manager, executive officer and controlling person of CPPIB and the Partnership.

Directors of CPPIB

Heather Munroe-Blum

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada

Ian A. Bourne

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada

Robert L. Brooks

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada

Ashleigh Everett

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada

Tahira Hassan

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada, Pakistan

Douglas W. Mahaffy

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada

John Montalbano

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada

Mary Phibbs

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Great Britain, Australia

Karen Sheriff

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada, United States

Jackson Tai

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: United States

Kathleen Taylor

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada

Jo Mark Zurel

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada

Executive Officers of CPPIB

Mark Machin

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: President & Chief Executive Officer

Citizenship: Great Britain

Neil Beaumont

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Chief Financial and Risk Officer

Citizenship: Canada

Alain Carrier

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Head of International, Head of Europe

Citizenship: Canada and Great Britain

Edwin D. Cass

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Global Head of Real Assets

Citizenship: Canada

Shane Feeney

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Global Head of Private Equity

Citizenship: Canada

John Graham

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Global Head of Credit Investments

Citizenship: Canada and Great Britain

Suyi Kim

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Head of Asia Pacific, CPPIB

Citizenship: South Korea

Michel Leduc

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Global Head of Public Affairs and Communications

Citizenship: Canada

Deborah Orida

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Global Head of Active Equities

Citizenship: Canada

Geoffrey Rubin

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Chief Investment Strategist

Citizenship: United States

Mary Sullivan

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Chief Talent Officer

Citizenship: Canada

Patrice Walch-Watson

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director, General Counsel & Corporate Secretary

Citizenship: Canada

Poul Winslow

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Global Head of Capital Markets and Factor Investing

Citizenship: Denmark

General Partners of the Partnership

R. Scott Lawrence

c/o CPPIB Epsilon Ontario Trust, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Trustee

Citizenship: Canada

Poul Winslow

c/o CPPIB Epsilon Ontario Trust, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Trustee

Citizenship: Denmark

Trustees of the Trust

R. Scott Lawrence

c/o CPPIB Epsilon Ontario Trust, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Trustee

Citizenship: Canada

Poul Winslow

c/o CPPIB Epsilon Ontario Trust, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Trustee

Citizenship: Denmark

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